

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 4, 2006

Mr. Drew Bonnell
Secretary, Treasurer and Chief Financial Officer
Eden Energy Corp.
200 Burrard Street, Suite 1925
Vancouver, British Columbia V6C 3L6

> **Re:** **Eden Energy Corp.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed March 30, 2006**
> **File No. 000-31503**

Dear Mr. Bonnell:

We have reviewed your filings, and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis or Plan of Operation, page 13

Going Concern, page 17

1.   In the second paragraph you state "…our independent auditors included an explanatory paragraph regarding concerns about our ability to continue as a going concern." However, the auditors report included in your filing does not contain such an explanatory paragraph. Please revise your disclosure to remove the reference to the explanatory paragraph, or discus the matter with your independent auditors to determine if a revised audit report should be filed.

Report of Independent Registered Public Accounting Firm, page 21

2.   As you identify yourself as an exploration stage company, and provide the inception to date financial information required by SFAS 7, the report from your independent auditors should include a reference to such inception to date information, if audited. Please revise your filing to include an audit report that includes such a reference, or tell us why you believe such reference is not needed.

3.   In comment 1 of our letter dated October 11, 2005, we reminded you that if your operations in the United States become significant, the Staff would expect you to engage a U.S. registered public accounting firm. Please tell us if it is still your intention to engage a U.S. registered firm upon significant operations commencing in the United States. Also tell us when you expect such significant operations to begin.

Consolidated Statements of Operations, page 23

4.   For the year ended December 31, 2005 you present depreciation expense in the amount of $64,307. Please revise your disclosures to explain the assets depreciation was recorded for, and the method by which you are depreciating such assets.

Note 6 - Convertible Notes, page 35

5.   On August 25, 2005 you issued convertible promissory notes with 907,500 Series A detachable warrants, and 72,600 broker warrants. Please tell us if you have evaluated these warrants to determine if such instruments are derivatives pursuant to the guidance in SFAS 133. If you believe the warrants qualify for the scope exception provided in paragraph 11a of SFAS 133, please provide us your analysis of the instruments under the guidance of EITF 00-19. If you conclude such instruments should have been recorded as a liability, and therefore, would fall under the provisions of SFAS 133, please revise your financial statements and disclosures accordingly.

Controls and Procedures, page 40

6.   You state that "This evaluation was carried out under the supervision and with the participation of our management, including our president and chief executive officer." Per review of Item 9 and 10 of your document, as of the date the evaluation was carried out, you did not have a chief executive officer. In addition, Rule 13a-15(b) of the Exchange Act requires "…the participation of the issuer's principal executive and principal financial officers, or persons performing

similar functions." As you had a Chief Financial Officer as of the date the evaluation was carried out, please tell us why he did not supervise or participate in the evaluation of your disclosure controls and procedures. Additionally, tell us who you are referring to as your chief executive officer who participated in the evaluation of your disclosure controls and procedures.

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

7.   In a March 4, 2005 Staff Alert entitled Annual Report Reminders, the staff of the Division of Corporation Finance reminded issuers that the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-B. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief